                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 4)

                             PHARMERICA, INC. F/K/A
                        CAPSTONE PHARMACY SERVICES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   717135-10-7
                                 (CUSIP Number)

                                 ALLAN C. SILBER
                               COUNSEL CORPORATION
                               THE EXCHANGE TOWER
                      TWO FIRST CANADIAN PLACE, SUITE 1300
                        TORONTO, ONTARIO, CANADA M5X 1E3
                                 (416) 866-3000
                     (Name, Address and Telephone Number of
                          Person Authorized to Receive
                           Notice and Communications)

                                DECEMBER 2, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  717135-10-7                    13D                 PAGE 2 OF 12 PAGES


(1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      COUNSEL CORPORATION


(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           (a)[ ]
                                                                           (b)[ ]

(3)   SEC USE ONLY



(4)   SOURCE OF FUNDS *
      BK (SEE ITEM 3)



(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                    [ ]



(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      ONTARIO, CANADA


NUMBER OF SHARES      (7)      SOLE VOTING POWER
                               8,356,815  (SEE ITEM 5)


BENEFICIALLY          (8)      SHARED VOTING POWER
                               0          (SEE ITEM 5)

OWNED BY EACH         (9)      SOLE DISPOSITIVE POWER
                               8,356,815  (SEE ITEM 5)


REPORTING PERSON      (10)     SHARED DISPOSITIVE POWER
                               0          (SEE ITEM 5)


(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,356,815 SHARES OF COMMON STOCK (SEE ITEM 5)


(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
      COUNSEL CORPORATION DISCLAIMS BENEFICIAL OWNERSHIP OF MR. SILBER'S
      HOLDINGS, AS DISCUSSED IN ITEM 5.

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.6% (SEE ITEM 5)


(14)  TYPE OF REPORTING PERSON *
      CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  14066N-10-1                 13D                   PAGE 3 OF 12 PAGES


(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       ALLAN C. SILBER



(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[ ]
                                                                          (b)[ ]

(3)    SEC USE ONLY



(4)    SOURCE OF FUNDS *
       PF (SEE ITEM 3)


(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
       TO ITEMS 2(d) or (e)                                                  [ ]


(6)    CITIZENSHIP OR PLACE OF ORGANIZATION
       TORONTO, ONTARIO, CANADA


NUMBER OF SHARES      (7)      SOLE VOTING POWER
                               580,000 (SEE ITEM 5)


BENEFICIALLY          (8)      SHARED VOTING POWER
                               0      (SEE ITEM 5)

OWNED BY EACH         (9)      SOLE DISPOSITIVE POWER
                               580,000 (SEE ITEM 5)


REPORTING PERSON      (10)     SHARED DISPOSITIVE POWER
                               0      (SEE ITEM 5)

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      580,000 (SEE ITEM 5)


(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
      MR. SILBER DISCLAIMS BENEFICIAL OWNERSHIP OF COUNSEL CORPORATION'S
      HOLDINGS, AS DISCUSSED IN ITEM 5


(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.7% (SEE ITEM 5)


(14)  TYPE OF REPORTING PERSON *
      IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NUMBER 4 SCHEDULE 13D

Introduction

         This statement (the "Fourth Amendment") is amendment number 4 to an initial statement on Schedule 13D as amended and restated in an Amendment dated May 22, 1995 (the "First Amendment"), as again amended and restated in a Second Amendment dated August 29, 1995 (the "Second Amendment"), and as again amended and restated in a Third Amendment dated July 29, 1996 (the "Third Amendment") (the Fourth Amendment, Third Amendment, Second Amendment, First Amendment and the initial statement being herein referred to as the "Schedule 13D"), with respect to the common stock of PharMerica, Inc., f/k/a Capstone Pharmacy Services, Inc. (the "Issuer"). The reporting persons named below are hereby jointly filing this statement on Schedule 13D, pursuant to Rule 13d-1(f)(1) promulgated by the Securities and Exchange Commission pursuant to the Exchange Act. This Fourth Amendment amends Items 1, 2, 3, and 5.

Item 1. Security and Issuer.

         Item 1 is amended and supplemented by the following:

         This statement relates to the common stock of PharMerica, Inc., a Delaware corporation (f/k/a Capstone Pharmacy Services, Inc., a Delaware corporation), whose principal executive offices are located at: 3611 Queen Palm Dr., Tampa, Florida 33619.

Item 2. Identity and Background.

         Item 2 is deleted in its entirety and replaced and supplemented by the following:

         (a) The reporting persons are Counsel Corporation, an Ontario, Canada corporation, and Allan C. Silber. The directors and executive officers of Counsel Corporation as of the date hereof are set forth on Schedule A attached hereto and incorporated herein by reference.

         (b) The principal business address of both Counsel Corporation and Mr. Silber is: The Exchange Tower, Suite 1300, 130 King Street West, Toronto, Ontario, Canada M5X 1E3. The principal business address of each of the directors and executive officers of Counsel Corporation is set forth on Schedule A attached hereto and incorporated herein by reference.

         (c) Counsel Corporation's principal business is the management of health care and real estate assets. Mr. Silber is the Chairman and Chief Executive Officer of Counsel Corporation and Chairman of the Issuer's Board of Directors. The principal occupation of each director and executive officer of Counsel Corporation, including the principal business and address of any organization in which such employment is conducted, is set forth on Schedule A attached hereto and incorporated herein by reference.

         (d) During the last five (5) years, neither Counsel Corporation nor Mr. Silber nor any of the directors or executive officers of Counsel Corporation, as set forth on Schedule A attached hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five (5) years, neither Counsel Corporation nor Mr. Silber nor any of the directors or executive officers of Counsel Corporation, as set forth on Schedule A attached hereto, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Silber is a citizen of Canada. Each of the directors and executive officers of Counsel Corporation, as set forth on Schedule A attached hereto, is a citizen of Canada, with the exception of Mr. Hutheesing and Mr. Johnson, who are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 is amended and supplemented by the following:

         Counsel Corporation entered into a Credit Agreement dated May 27, 1997 between Counsel Corporation and the Canadien Imperial Bank of Commerce. The equity securities of Issuer were acquired on December 2, 1997 by drawing on this line of credit.

Item 5. Interest in Securities of the Issuer.

         Item 5 is deleted in its entirety and replaced and supplemented by the following:

         (a) As of the close of business on February 4, 1998, (i) Counsel Corporation beneficially owns in the aggregate 8,356,815 shares of the Issuer's common stock and disclaims beneficial ownership of all shares held by Mr. Silber, and (ii) Mr. Silber beneficially owns in the aggregate 580,000 shares of the Issuer's common stock and disclaims beneficial ownership of all shares held by Counsel Corporation. Counsel Corporation's and Mr. Silber's ownership constitute 9.6% and less than 0.7%, respectively, of the outstanding shares of the Issuer's common stock, based upon 87,118,843 shares outstanding as of December 3, 1997 (represented by Issuer's Transfer Agent as the number of shares of the Issuer's common stock outstanding as of such date) plus, with respect to each party, the number of shares subject to options or warrants held by such party. The percentage ownership of Counsel Corporation and Mr. Silber were substantially reduced by Issuer's issuance of 50 million shares of Common Stock on December 3, 1997 in connection with a merger.

                  Counsel Corporation has direct beneficial ownership of 7,820,089 shares of the Issuer's common stock and warrants to acquire an additional 536,726 shares.

                  Mr. Silber has direct beneficial ownership of 50,000 shares of the Issuer's common stock, warrants to acquire an additional 45,000 shares and options to acquire an additional 810,000 shares, of which 485,000 are vested.

                  Mr. Silber is a director of Counsel Corporation and a shareholder who beneficially owns or controls approximately 18% of the common shares of Counsel Corporation, a majority of which is pledged to a lender. Each of Counsel Corporation and Mr. Silber disclaims beneficial ownership of the shares of the Issuer beneficially owned by the other.

                  In addition to Counsel Corporation and Mr. Silber, as of the close of business on January 26, 1998, the following directors and executive officers of Counsel Corporation, set forth on Schedule A attached hereto, own the following shares of the Issuer's common stock and warrants or options to acquire additional shares of common stock:


                        Direct Beneficial
                           Ownership of            Warrants to          Options to
                         Issuer's Common        Purchase Issuer's    Purchase Issuer's
 Shareholder                 Stock                Common Stock          Common Stock
 -----------                 -----                ------------          ------------
Edward Sonshine               30,000                 27,000              20,000
Howard Wortzman                9,380                  8,442                   0
Norman Hill                   14,048                 25,243                   0
Ajit Hutheesing                6,500                      0                   0
Gerald Turner                 23,750                      0                   0
Susan Feldman                 16,000                      0                   0
Curtis Johnson                     0                      0              25,000
Morris A. Perlis              50,000                 45,000             403,333
Philip Reichmann(1)          180,000                162,000                   0


-------------
(1) Shares owned by PF&R Holdings, Inc., in which Philip Reichmann owns a material interest.

         (b) Each of Counsel Corporation, Mr. Silber, Mr. Sonshine, Mr. Perlis, Mr. Wortzman and Mr. Reichmann (indirectly through PF&R Holdings, Inc.) has the sole power to direct the vote and disposition of the shares of which it possesses beneficial ownership. The responses of Counsel Corporation and Mr. Silber to Items (7) through (11) of the portions of the cover page of this Schedule 13D that relate to beneficial ownership are incorporated herein by reference.

         (c) The following transaction was effected by the reporting person since in the last 60 days:

                  On December 2, 1997, Counsel Corporation exercised warrants to purchase 1,800,000 shares of Common Stock, 1,298,181 shares at $4.50 per share and 501,819 shares at $5.50 per share, for an aggregate consideration of $8,601,819. On December 30, 1997 Mr. Silber was granted options to purchase 215,000 shares of Common Stock at an exercise price of $9.56 per share, of which 81,666 are vested on the date hereof.

         (d)      Not Applicable.

         (e)      Not Applicable.

                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 1998



                                        COUNSEL CORPORATION



                                    By: /s/ Allan C. Silber
                                        -------------------------------------
                                        Allan C. Silber
                                        Chairman of the Board and
                                        Chief Executive Officer



                                        /s/ Allan C. Silber
                                        -------------------------------------
                                        Allan C. Silber, Individually

                                   SCHEDULE A
                                 TO SCHEDULE 13D


Board of Directors of Counsel Corporation:

         Name                                                Address
     -----------                                        ------------------
Norman Hill                                               Suite 300,
President                                                 250 Sheppard Avenue East
Norman Hill Realty Inc.                                   Toronto, ON  M2N 3A9

Ajit Hutheesing                                           300 First Stamford Place
Chairman & Managing Partner                               Stamford, CT  06902
International Capital Partners Inc.

Morris Perlis                                             Exchange Tower
President                                                 Suite 1300,
Counsel Corporation                                       130 King Street West
                                                          Toronto, ON  M5X 1E3

Philip Reichmann                                          Suite 2700,
President                                                 40 King Street West
Olympia & York Properties Inc.                            Toronto, ON  M5H 3Y2

Allan C. Silber                                           Exchange Tower
Chairman & C.E.O.                                         Suite 1300,
Counsel Corporation                                       130 King Street West
                                                          Toronto, ON  M5X 1E3

Edward Sonshine, Q.C.                                     Exchange Tower
Vice-Chairman                                             Suite 1300,
Counsel Corporation                                       130 King Street West
                                                          Toronto, ON  M5X 1E3

Gerald Turner                                             Administration
President Emeritus                                        600 University Avenue
Mt. Sinai Hospital                                        Suite 338
                                                          Toronto, ON  M5G 1X5


Executive Officers of Counsel Corporation:


           Name                                                Address
     -----------------                                    --------------------
Allan C. Silber                                           Exchange Tower
Chairman of the Board and Chief                           Suite 1300,
Executive Officer                                         130 King Street West
                                                          Toronto, ON  M5X 1E3

Edward Sonshine, Q.C.                                     Exchange Tower
Vice-Chairman                                             Suite 1300,
                                                          130 King Street West
                                                          Toronto, ON  M5X 1E3

Morris Perlis                                             Exchange Tower
President                                                 Suite 1300,
                                                          130 King Street West
                                                          Toronto, ON  M5X 1E3

Stephen Weintraub                                         Exchange Tower
Senior Vice President and                                 Suite 1300,
Secretary                                                 130 King Street West
                                                          Toronto, ON  M5X 1E3

Susan Feldman                                             Exchange Tower
Senior Vice President,                                    Suite 1300,
Corporate Communications                                  130 King Street West
                                                          Toronto, ON  M5X 1E3

Howard Wortzman                                           Exchange Tower
Vice President,                                           Suite 1300,
Financial Reporting                                       130 King Street West
                                                          Toronto, ON  M5X 1E3

Curtis Johnson                                            c/o DCAmerica, Inc.
Vice President &                                          280 Park Avenue
US Counsel                                                West Building, 28th Floor
                                                          New York, NY 10017

Samuel Shimer                                             c/o DCAmerica, Inc.
Senior Vice President,                                    280 Park Avenue
Acquisitions                                              West Building, 28th Floor
                                                          New York, NY 10017
